Exhibit 99.3

Denison Mines Corp.

Annual General Meeting of

Shareholders

Thursday, May 5, 2016

Notice of Meeting &

Management Information Circular

Dated March 23, 2016

Dear Denison Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Denison’s annual meeting of shareholders on Thursday, May 5, 2016 in the Kingsway Room at the InterContinental Toronto Centre, 225 Front Street West, Toronto, Ontario, Canada. In addition to the business of the meeting set out in the attached Management Information Circular, we will report on Denison’s performance in 2015 and our plans for the future of Denison. You will also have an opportunity to meet with and ask questions of management and the Board of Directors.

It is important to vote your shares. The attached Management Information Circular contains important information about the meeting, how you can vote, the nominated directors, governance of the Company and the compensation of Denison’s executives and directors.

This past year was a year of both accomplishments and transition. In the fall of 2015 the Company released an updated resource estimate for its flagship property, Wheeler River, which resulted in a significant increase in the estimated mineral resources on the property and established the property as one of the largest and highest grade undeveloped projects in the Athabasca Basin. Wheeler River is located in the infrastructure rich eastern portion of the Athabasca Basin, in northern Saskatchewan, and continues to be the focus of our exploration and evaluation activities into 2016. The company also realized its first significant cash flows from the toll milling of ore from the Cigar Lake mine at the 22.5% owned McClean Lake mill (which processed over 11 million pounds U3O8 during the year) and completed the sale of its interests in Mongolia. The transformation of the company during the year reached beyond the Company’s asset base and also involved the introduction of a new leadership team. With the appointment of David Cates as the Company’s President & CEO, and the team that he has assembled to lead the Company into the future, I am very optimistic about the future of Denison and our aspirations to develop a uranium mine in northern Saskatchewan.

The Board of Directors and I thank you for your continued support and interest in Denison.

What’s Inside
Notice of Annual General Meeting
Management Information Circular	1
Business of the Meeting	5
•Receiving the Consolidated Financial Statements •The Election of Directors •The Reappointment of the Auditor
Denison’s Corporate Governance Practices	12
Director Compensation	21
Executive Compensation	25
Denison’s Stock Option Plan	39
Additional Information	41
Appendices:
Board of Director’s Mandate	42

Sincerely,

Lukas Lundin

Executive Chairman

Denison Mines Corp.

March 23, 2016

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 5, 2016 9:00 a.m. Reception 9:30 a.m. Meeting	InterContinental Toronto Centre Kingsway Room 225 Front Street West Toronto, Ontario, Canada M5V 2X3

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2015, along with the auditor’s report on the statements;

(b)	to elect seven directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 15, 2016, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover.

The 2015 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2015, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website (www.denisonmines.com). The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and thus reduces the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on March 30, 2016 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov on March 30, 2016.

Shareholders who wish to receive paper copies of the Meeting materials may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 25, 2016.

2016 DENISON NOTICE OF MEETING

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it according to the instructions provided before 9:30 a.m. (Eastern Time) on May 3, 2016.

Yours truly,

Lukas Lundin

Executive Chairman

Dated March 23, 2016

2016 DENISON NOTICE OF MEETING

MANAGEMENT INFORMATION CIRCULAR

About this Circular

You have received this Circular because you owned shares of Denison Mines Corp. on March 15, 2016, the record date. As a Shareholder, you have the right to attend the Annual Meeting of Shareholders on May 5, 2016 (the “Meeting”) and to vote your Shares in person or by proxy.

Management is soliciting your proxy for the 2015 Annual General Meeting of Shareholders. Management’s solicitation is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company.

The Board of Directors has approved the contents of this document and has directed management to make it available to you. The information in the Circular is given as of March 23, 2016 unless otherwise noted.

In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

This Circular provides the information that you need to vote at the Meeting.

●	If you are a registered holder of Shares, you have been sent a proxy form that you can use if you choose not to vote at the Meeting.
●	If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

All amounts stated in this Circular are in United States dollars, unless otherwise indicated. References to “CAD$” mean Canadian dollars.

VOTING YOUR DENISON SHARES

Registered Shareholders

If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders

Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

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If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:

1.	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and
2.	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

There are two kinds of non-registered Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Denison has elected to send the notice of meeting, this Circular and proxy form (collectively, the “Meeting Materials”) indirectly to the NOBOs.

Denison intends to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees (“Intermediaries”) to forward the Meeting Materials to OBOs.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the proxy form or voting instruction form provided. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Shares or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 9:30 a.m. (Eastern time) on May 3, 2016 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc. Toronto Office, Proxy Department

100 University Avenue

8th Floor

Toronto, Ontario, Canada M5J 2Y1

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

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A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

●	FOR the election as directors of all nominees listed in this Circular; and

●	FOR the reappointment of PricewaterhouseCoopers LLP as independent auditor until the next Annual Meeting of Shareholders and the authorization of the Board of Directors to fix its remuneration.

Revoking Your Proxy

If you are a registered Shareholder who has given a proxy, you may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Annual General Meeting

The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice. No director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than (i) their election pursuant to the election of directors, and (ii) directors and executive officers may be granted stock options in accordance with the Company’s Stock Option Plan.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders: (i) agree to receive all documents to which they are

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 3 -

entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”)), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

Shareholders may request copies of the

Meeting materials by mail at no cost for up

to one year from the date the Information

Circular was filed on SEDAR by email to

info@denisonmines.com or by calling

1-888-689-7842. For Shareholders who wish

to receive copies of the Circular in advance

of the voting deadline, requests must be

received no later than April 25, 2016.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

NOTICE AND ACCESS

In 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com. The Circular will be available on the Company’s website on March 30, 2016 and will remain on the website for one full year.

The Circular will also be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov/edgar on March 30, 2016.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had previously elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

VOTING SECURITIES

Denison’s Shares are the only shares issued by the Company. On March 15, 2016, the record date for the Meeting, the Company had 518,438,669 Shares issued and outstanding, and all of these Shares are entitled to be voted at the meeting. Each Share entitles the holder to one vote on all matters at the Meeting.

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In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date of March 15, 2016. Each Shareholder named on the list will be entitled to vote at the Meeting the Shares shown on the list opposite his or her name.

Principal Holders of Shares

To the knowledge of Denison’s directors and executive officers, the only person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares on March 15, 2016 was:

Name	Number of Shares	Percentage of Outstanding Shares on the Record Date
Korea Electric Power Corporation (“KEPCO”) through KEPCO Canada Uranium Investment Limited Partnership and other affiliates	58,284,000	11.2%

This information was obtained from publicly disclosed information and has not been independently verified by the Company.

BUSINESS OF THE MEETING

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2015, along with the auditor’s report on the statements;

(b)	to elect seven directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2015 are included in Denison’s 2015 Annual Report, which has been mailed to the Company’s registered Shareholders and to non-registered Shareholders who requested it and is available on the Company’s website at www.denisonmines.com. Management will discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders in attendance will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

The 2015 Annual Report is available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov/edgar.shtml.

The Election of Directors

At its meeting on March 9, 2016, the Board decided that seven directors are to be elected at the Meeting. Denison’s articles provide for a minimum of three and a maximum of ten directors on the Board.

All of the proposed nominees are currently directors of Denison and have been directors since the dates indicated below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting or until a successor is elected or appointed.

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Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

The Board adopted a Diversity Policy on November 6, 2014 which includes provisions relating to the identification and nomination of women to the Board. See “Denison’s Corporate Governance Practices – Diversity within Denison” on page 14 for a summary.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee follows its established guidelines for the Board’s composition, including its Diversity Policy and its “Guidelines for the Composition of Denison’s Board”, and seeks directors that have some or all of the following attributes:

●	Financial accreditation and/or financial literacy
●	Sound business experience and expertise
●	Corporate governance experience
●	Industry specific experience and knowledge, such as mining, environment and safety and occupational health
●	Experience in government relations, operations and regulatory issues
●	Financing and merger/acquisition experience
●	Strong reputation within the financial and business communities
●	Candidacy consistent with the Diversity Policy and the targets set thereunder
●	Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently
●	Independence, as such term is defined by the Canadian Securities Administrators

When determining nominees for election, the Board also considers its strategic relationship with its largest shareholder, KEPCO. Denison and KEPCO have entered into a strategic relationship agreement under which the Board must nominate one person designated by KEPCO for election as a director at any Shareholder meeting where directors are to be elected, so long as KEPCO holds over 5% of the outstanding Shares. KEPCO has designated Mr. Hyung Mun Bae as its nominee.

According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. The Company did not receive notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the by-laws. Accordingly, at the Meeting the only persons eligible to be nominated for election to the Board are the below nominees.

The table below sets out information about each nominated director as of March 23, 2016, including his or her background and experience, main areas of expertise, other boards of which he or she is a member and his or her equity holdings in the Company. Each director has provided the information about the Shares that he or she owns or over which he or she exercises control or direction.

The Board has adopted a Share ownership requirement. Non- employee directors must own Shares with a cost of acquisition equal to three times the value of their annual director retainers. The Board exempted nominees of KEPCO from this requirement.

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Profiles of the Nominated Directors

Hyung Mun Bae, 51 Naju-si, Korea Shares: Nil Options: 50,000

Based in Korea, Mr. Bae is currently General Manager of the Overseas Resources Project Department at KEPCO, the state-owned electric utility in South Korea founded in 1898 and a two-time winner of the Edison Award (1997 and 2006). His role at KEPCO includes managing overseas resource investment projects, including mining companies. From 2001 to 2013, Mr. Bae was the General Manager of the Treasury Department at KEPCO, for which he was recognized for excellence by KEPCO with the Man of the Year award in 2013. He has a Master of Science in Technology Management from the State University of New York and an MBA from Sejong University in Seoul, Korea.

Areas of Expertise: Economics, Finance, Management, Operations, Energy, International Business

Denison Board Details:

•    Director since February 11, 2016

•    Not independent

•    Share ownership requirement does not apply.

W. Robert Dengler, 75 Aurora, ON Canada Shares: 260,040 Options: 297,600

Robert Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Mr. Dengler is also a director of IAMGOLD Corporation (TSX, NYSE).

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Compensation, Operations

Denison Board Details:

•    Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•    Independent

•    Complies with Share ownership requirement

•    Chair of the Compensation Committee

•    Chair of the Environment, Health and Safety Committee

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Brian D. Edgar, 66 Vancouver, BC Canada Shares: 70,000 Options: 240,000

Brian Edgar is the Chairman of Silver Bull Resources Inc., a mineral exploration company listed on the TSX and the OTCMKTS. He also serves as President and Chief Executive Officer of Dome Ventures Corporation, a wholly-owned subsidiary of Silver Bull. Prior to joining Silver Bull in 2012, Mr. Edgar worked as a director at Rand Edgar Capital Corp. (now Rand Edgar Investment Corp.), a private investment company established in 1992 by Messrs. Rand and Edgar. Mr. Edgar practiced corporate and securities law for 16 years.

Mr. Edgar[2] is also a director of BlackPearl Resources Inc. (TSX, Nasdaq Stockholm), Lucara Diamond Corp. (TSX, Nasdaq Stockholm), Lundin Mining Corporation (TSX, Nasdaq Stockholm) and ShaMaran Petroleum Corp. (TSX-V, Nasdaq Stockholm).

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Corporate Governance, Compensation

Denison Board Details:

•    Director since March 22, 2005

•    Independent

•    Complies with Share ownership requirement

•    Chair of the Corporate Governance and Nominating Committee

•    Member of the Audit Committee

Ron F. Hochstein, 54 Coquitlam, BC Canada Shares: 979,000 Options: 1,017,520

Ron. Hochstein is currently the President and Chief Executive Officer of Lundin Gold Inc. Mr. Hochstein served as Executive Chairman of the Company in 2015 and as President and Chief Executive Officer from 2009 to 2015. Prior to that, Mr. Hochstein served as President and Chief Operating Officer starting in 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Before then, Mr. Hochstein served as President and Chief Executive Officer of IUC. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein1 is also a director of Energy Fuels Inc. (“EFR”) (TSX, NYSE MKT), Lundin Gold Inc. (TSX, Nasdaq Stockholm) and Sprott Resource Corp. (TSX).

Areas of Expertise: Finance, Management, International Business, Mining and Exploration, Operations, Compensation

Denison Board Details:

•    Director since April 6, 2000

•    Not independent

•    Complies with Share ownership requirement

•    Member of the Environment, Health and Safety Committee

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Lukas H. Lundin, 57 Vaud, Switzerland Shares: 1,050,000 Options: 290,000

Lukas Lundin is a Mining Executive and is Chairman of the Board, a position he has held since 1998 other than Mr. Hochstein’s term as Executive Chairman for a period in 2015. Mr. Lundin was educated at the International School of Geneva in Switzerland and in 1981, graduated from the New Mexico Institute of Mining and Technology (engineering). Throughout his career Mr. Lundin has been responsible for various resource discoveries, including the multi-million ounce Veladero gold deposit in Argentina that was the subject of a $300 million takeover by Homestake in 1999. Mr. Lundin has also led numerous companies through very profitable business acquisitions and mergers, including the $7.1 billion sale of Red Back Mining Inc. in 2010.

Mr. Lundin[1] is also a director of Lundin Gold Inc. (Chairman) (TSX, Nasdaq Stockholm), Lucara Diamond Corp. (Chairman) (TSX, Nasdaq Stockholm), Lundin Mining Corporation (Chairman) (TSX, Nasdaq Stockholm), Lundin Petroleum AB (Nasdaq Stockholm) and NGEx Resources Inc. (Chairman) (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, Operations, the Mining and Exploration Industry, International Business, Compensation

Denison Board Details:

•    Director since May 9, 1997

•    Executive Chairman

•    Not independent

•    Complies with Share ownership requirement

William A. Rand, 73 Vancouver, BC Canada Shares: 135,000 Options: 240,000

William Rand is the President and a director of Rand Investments Ltd, a private investment company. Previously, Mr. Rand was a Director of Rand Edgar Investment Corp. Mr. Rand practiced corporate/securities law for nearly 25 years before retiring from the practice of law in 1992 to establish Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics and a Doctor of Laws honoris causa from Dalhousie University.

Mr. Rand[2] is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm), Lundin Petroleum AB (Nasdaq Stockholm), New West Energy Services Inc. (Chairman) (TSX-V) and NGEx Resources Inc. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, International Business, Compensation, Law

Denison Board Details:

•    Director since May 9, 1997

•    Independent

•    Complies with Share ownership requirement

•    Member of the Audit Committee

•    Member of the Compensation Committee

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Catherine Stefan, 63 Toronto, ON Canada Shares: 100,000 Options: 297,600

Catherine Stefan, Lead Director of the Denison Board, is currently President of Stefan & Associates, a consulting firm. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Professional Accountant (CPA, CA) and a member of the Institute of Corporate Directors, with over 30 years of business experience, primarily in senior management of public companies in the real estate sector.

Ms. Stefan is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm).

Areas of Expertise: Management, Finance, International Business, Compensation, Law

Denison Board Details:

•    Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•    Lead Director since November, 2015

•    Independent

•    Complies with Share ownership requirement

•    Chair of the Audit Committee

•    Member of the Corporate Governance and Nominating Committee

•    Sole director on the Company’s SOX Steering Committee

Notes to Profiles of the Nominated Directors:

1.

Ron Hochstein and Lukas Lundin were directors of Sirocco Mining Inc. (“Sirocco”). Lukas Lundin resigned on January 31, 2014, at which time Sirocco was financially solvent. Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”). The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. It was announced May 8, 2015 that the Court had terminated the CCAA proceedings and appointed Duff & Phelps Canada Restructuring Inc. as the receiver of RBI and certain of its subsidiaries to administer and realize upon the assets of RBI. Although Lukas Lundin was never a director, officer or insider of RBI, he was a director of Sirocco within the 12 month period prior to RBI filing under the CCAA. Ron Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014.

2.

Brian Edgar and William Rand were directors of New West Energy Services Inc. (“NWES”) (TSX-V) when a cease trade order was issued against that company by the British Columbia Securities Commission on September 5, 2006 for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Edgar resigned from the board of NWES in August 2009.

3.	The Board has not adopted a term limit or a retirement policy for directors. The Corporate Governance and Nominating Committee of the Board reviews directors’ performance annually.

Majority Voting Policy

The Board has adopted a Majority Voting Policy which provides that shareholders are entitled to vote for, or withhold from voting for, each individual director nominee at a Shareholders’ meeting. If the number of Shares withheld from any nominee exceeds the number of Shares voted for the nominee, then he or she must immediately tender his or her resignation to the Board. Denison’s Corporate Governance and Nominating Committee will review the matter and recommend to the Board whether to accept the resignation or not. The Board shall accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the Board. The director involved does not participate in any Board or committee deliberations on the matter. The Board must announce its decision within 90 days of the applicable Shareholder Meeting.

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The Majority Voting Policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

2015 Attendance Record

At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of Board and committee meetings each director attended in 2015.

At every Board and committee meeting including those held by teleconference, directors have an opportunity to meet in camera without management present and the independent directors also have an opportunity to meet without the non-independent directors. The independent directors also have an in-person session annually. In 2015, all five independent directors personally attended the annual meeting of independent directors.

Name	Board		Audit Committee		Compensation Committee		Environment, Health & Safety Committee		Corporate Governance & Nominating Committee
John H. Craig[1]	8 of 8	100%							3 of 3	100%
W. Robert Dengler	9 of 9	100%			3 of 3	100%	4 of 4	100%
Brian D. Edgar	9 of 9	100%	5 of 5	100%					3 of 3	100%
Ron F. Hochstein	9 of 9	100%					4 of 4	100%
Joo Soo Park[2]	8 of 9	88%
Lukas H. Lundin	9 of 9	100%
William A. Rand	9 of 9	100%	5 of 5	100%	3 of 3	100%
Catherine J.G. Stefan	9 of 9	100%	5 of 5	100%					3 of 3	100%

Note to 2015 Attendance Record:

1.	Mr. Craig was a director until he resigned on November 5, 2015. There was one meeting of the Board in 2015 after his resignation.
2.

Mr. Tae-Hwan Kim was a director until he resigned on January 6, 2015. There were no Board meetings in 2015 prior to his resignation. Mr. Park was appointed as KEPCO’s representative on the Board on January 16, 2015 and was on the Board until his resignation on January 19, 2016.

Information about Denison’s Relationship with KEPCO

One of the nominees for election, Mr. Hyung Mun Bae, is employed by KEPCO. KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Naju-si, South Korea. Through its corporate holdings, KEPCO is a significant Shareholder of the Company. Denison and KEPCO entered into a strategic relationship agreement in 2009, which provides for a long-term collaborative business relationship. Under this agreement, so long as KEPCO holds more than 5% of the outstanding Shares, the Board must nominate one person designated by KEPCO for election as a director at any Shareholder meeting where directors are to be elected.

The strategic relationship agreement also provides KEPCO a right of first offer if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. The agreement also gives KEPCO the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company.

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The Reappointment of the Auditor

PricewaterhouseCoopers LLP (“PwC”) has been the Company’s independent auditor since 1997. You may either vote for reappointing PwC as Denison’s auditor to hold office until the end of the next annual meeting and authorizing the directors to fix its remuneration or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR reappointing PwC and authorizing the directors to fix PwC’s remuneration.

As part of the Company’s corporate governance practices, the Audit Committee pre-approves all of the services performed by PwC to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Denison’s auditor comply with professional standards and securities regulations governing auditor independence.

The following table discloses the fees billed to the Company by PwC during the last two fiscal years. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $1.2785 for 2015 and $1.1045 for 2014.

Financial Year Ending	Audit Fees(1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2014	$309,371	$136,411	Nil	$9,507
December 31, 2015	$195,586	$107,351	Nil	$59,286

Notes:

1.	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.

3.	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
4.

The aggregate fees billed for professional services other than those listed in the other three columns. For 2015, “All Other Fees” relates to (i) the proposed transaction with Fission Uranium Corp. that was ultimately terminated; and (ii) consultancy regarding policy and procedure review. For 2014, “All Other Fees” relates to the Company’s acquisition of International Enexco Limited.

Denison’s Corporate Governance Practices

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE MKT (DNN: NYSE MKT). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE MKT. The Corporate Governance and Nominating Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics

The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

●	compliance with applicable laws
●	conflicts of interest

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●	insider trading
●	quality of disclosure and accountability
●	compliance with anti-bribery and corruption laws in Canada and other jurisdictions
●	confidentiality and corporate opportunity
●	reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or of the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

Whistleblower Policy

The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters on a confidential basis free from discrimination, retaliation or harassment.

In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

Anti-bribery Policy

Denison has adopted an Anti-bribery Policy, effective August 2015, the purpose of which is to reiterate Denison’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and any local anti-bribery or anti-corruption laws that may be applicable. This policy applies to all officers, directors, employees and agents of the Company, and supplements the Code of Ethics and all applicable laws. The policy provides guidelines for compliance with the CFPOA, the FCPA and Company policies applicable to Denison’s operations world-wide. Denison’s CEO is responsible for administering and interpreting the policy under the oversight of the Audit Committee.

The Disclosure Policy

Denison has developed a Disclosure Policy as part of its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

Shareholder Communications

The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations procedure whereby most Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website and filed on SEDAR.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The

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Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing to them at Denison’s Toronto office, at the following address: Denison Mines Corp., 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1. Envelopes should be marked “Confidential” and to the attention of the appropriate party.

Executive Officer Succession Policy

The Board acknowledges that a change in executive leadership can be a critical time in a company’s history and that a smooth transition is essential to maintain the confidence of investors, business partners, customers and employees and to provide the incoming Chief Executive Officer with a solid platform from which to move the company forward. In connection therewith, the Board has adopted an Executive Officer Succession Policy to help Denison be prepared for a change in leadership – either planned or unplanned – to ensure the stability and accountability of Denison. The policy is periodically reviewed by the Board and certain matters regarding its administration are delegated to the Compensation Committee.

The Board of Directors

Denison’s Board is currently comprised of seven directors. The size and composition of the Board reflects a breadth of backgrounds and experience that the Board believes is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that seven directors be elected at the Meeting, a majority of whom are independent.

The Board has not adopted policies imposing a director term limit or retirement age in connection with individuals nominated for election as it does not believe that such policies would be in the best interests of the Company at this time. The Company operates in a unique industry which leads to difficulty in finding qualified directors with the appropriate background and experience and to introduce a director term limit or retirement policy would impose further difficulty. Notwithstanding the foregoing, the Corporate Governance and Nominating Committee annually reviews the composition of the Board, including the age and tenure of individual directors. All directors participate in an annual performance review, including a peer review. The Board strives to achieve a balance between the desirability of a depth of experience from its members and the need for renewal and new perspectives.

Diversity within Denison

Denison’s Board recognizes that diversity enriches the decision making process and is important to the Company’s good governance. The Board formally adopted a Diversity Policy in November 2014, which clarifies the Company’s commitment to identifying and considering women for its Board and in senior officer positions. Along with the adoption of the Diversity Policy last year and to further the Board’s goals of achieving greater gender diversity, the Board also amended the guidelines by which the Corporate Governance and Nominating Committee considers the composition of the Board and evaluates candidates to include a commitment for the committee to consider qualified female candidates for nomination to the Board. Similarly, as part of the hiring process of executive officers, management of the Company seeks inclusion for evaluation as potential candidates women having the necessary skills, knowledge and experience.

Each year, the Corporate Governance and Nominating Committee is required to measure and report to the Board as to the Company’s annual and cumulative progress in achieving targets for representation of women within Denison. The Committee reported Denison’s female representation as at the end of 2015 as follows:

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●

One female director on the Board, who is also the Lead Director, Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, out of seven directors, representing 14.3% of the Board;

●	One female senior officer out of five senior officers, representing 20% of the senior officers.
●	One female out of three senior officers at the Company’s major subsidiary, DMI, representing 33.3% of the senior officers of DMI.

Denison believes that the current composition of the Board is highly effective and that the Board is well-composed. Upon adoption of the Diversity Policy, Denison set a target of at least maintaining its current level of female representation among directors. As turnover occurs, the Corporate Governance and Nominating Committee will consider gender diversity as a key factor in its nomination process. Similarly, the Company will strive to maintain its current level of gender diversity among its senior officers and among the senior officers of DMI and will consider gender diversity as a part of the hiring decision as turnover occurs.

Independence

The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 –Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the Corporate Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 9, 2016. The following table sets out the Board’s determination and reasoning with respect to each nominee for election at the Meeting:

Name	Independent	Not Independent	Commentary on Independence
Hyung Mun Bae		X

Mr. Bae is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KEPCO, KEPCO’s significant shareholding in Denison and Mr. Bae’s position with KEPCO.

W. Robert Dengler	X
Brian D. Edgar	X
Ron F. Hochstein		X	As former Executive Chair, President and Chief Executive Officer of the Corporation during the course of 2015, Mr. Hochstein is not, at this time, regarded as independent.
Lukas H. Lundin		X

Mr. Lundin cannot be regarded as independent due to his active involvement with the Company on capital raising and corporate development opportunities, as well as his role in management of the Company as Executive Chair.

William A. Rand	X
Catherine J.G. Stefan	X

In addition to being comprised of a majority of independent Directors, the Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management for several reasons:

• The Board has a Lead Director

Ms. Stefan has been appointed as the Lead Director by the Board, upon the recommendation of the Corporate Governance and Nominating Committee, to preside at the independent sessions and to perform such other duties as the Board may determine, like being responsible for leading all Board meetings. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance. With her extensive experience in corporate governance matters, Ms. Stefan is leading

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and managing the Board in a manner that ensures it functions independently of management, in an effective and efficient manner.

• The Audit, Compensation and Corporate Governance and Nominating Committees are entirely independent.

Aside from the Environment, Health and Safety Committee, all of the Board’s standing committees are composed entirely of independent directors. The Board has considered the membership of Mr. Hochstein on the Environment, Health and Safety Committee and determined that his operational experience is a benefit to the committee and that his lack of independence does not interfere with that committee’s responsibilities or interfere with his judgment.

• The Board regularly meets without management.

The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2015, the independent directors met formally each quarter and met in person once in December. Only independent directors attend the in camera sessions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as all of the members of these committees are independent.

• The Board, a committee or an individual director may engage an independent advisor.	Individual directors may, in appropriate circumstances and with the authorization of the applicable committee or the Chairman, engage independent advisors at the expense of the Company.

The Role of the Board

The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix A). In order to delineate the roles and responsibilities of the Chairman of the Board, the Lead Director and the President and Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions.

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:

●	satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;
●	approving, supervising and providing guidance to management on the Company’s strategic planning process;
●	identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;
●	ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;
●	overseeing the Company’s communications policy with its Shareholders and with the public generally; and
●	assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The responsibilities of the Lead Director include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out.

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The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO

Denison’s Chief Executive Officer (“CEO”) is appointed by the Board and, subject to the oversight of the Board, is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. Each year, the CEO develops annual objectives which are reviewed by the Compensation Committee and then recommended to the Board for approval. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO. These are described in the Company’s delegation of authority policy, which was originally approved by the Board in 2008 and last updated effective July 1, 2015. The Board has also adopted a position description for the CEO.

Board Committees

To assist the Board with its responsibilities, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually.

The Audit Committee

Each of the standing committees has responsibility in its area of expertise for identifying the principal risks in Denison’s business and monitoring management’s implementation and assessment of appropriate risk management systems.

The Audit Committee has three members:

●	Catherine Stefan (Chair)
●	Brian Edgar
●	William Rand

Members of the Audit Committee must be independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE MKT. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company since 2005 and served on public company boards and audit committees for over 30 years. Mr. Rand has a Bachelor of Commerce degree with a major in accounting and two law degrees, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Ms. Stefan is a Chartered Accountant and a Chartered Professional Accountant with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

All auditing services and non-audit services to be provided to the Company by the Company’s auditor are pre-approved by the Audit Committee, and the Audit Committee reviews the independence of PwC, the Company’s external auditor. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. The Audit Committee

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reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.

The Audit Committee also oversees the Company’s internal audit function and oversees the Code of Ethics, the Whistleblower Policy and the Anti-bribery Policy. The Audit Committee has the responsibility for oversight of internal controls, and the Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls.

The Audit Committee is required to meet a minimum of four times each year, and it met five times in 2015. It met in camera without management present at every meeting with the external auditor.

For additional information regarding the audit committee required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Compensation Committee

The Compensation Committee has two members:

●	Robert Dengler (Chair)
●	William Rand

Members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Mr. Dengler brings over 25 years of first-hand experience working with executive compensation in the mining industry, serving as Chief Executive Officer of Dynatec Corporation. Mr. Dengler has been the Chair of Denison’s Compensation Committee since 2006 and was a compensation committee member of the Board of Directors of IAMGOLD Corporation until this year. Mr. Rand has extensive experience in executive compensation, and is currently a compensation committee member on the boards of four public companies. Additionally, Mr. Rand draws on the skills and knowledge of executive compensation and disclosure issues which he acquired during his long career as a corporate securities lawyer.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee, in conjunction with the Board, also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs. The Compensation Committee reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee is also responsible for overseeing compensation risk and talent and succession risk. In particular, the Compensation Committee has been delegated certain responsibilities under the Company’s Executive Officer Succession Policy, which include reviewing the current state of succession planning matters and reporting to the Board on its findings and recommendations; assuring that Denison has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances; and reviewing the policy and Denison’s CEO succession plans at least annually.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee met three times during 2015 to address matters pertaining to its mandate.

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The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has two members:

●	Brian Edgar (Chair)
●	Catherine Stefan

Members of the Corporate Governance and Nominating Committee must be independent.

This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The Corporate Governance and Nominating Committee oversees the effective functioning of the Board and the relationship between the Board and management. The Corporate Governance and Nominating Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

Early in each year the Corporate Governance and Nominating Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self-assessment as to their effectiveness as a Board member. After the assessments are reviewed, the Corporate Governance and Nominating Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the Corporate Governance and Nominating Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

In addition, the Corporate Governance and Nominating Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year. The Corporate Governance and Nominating Committee met three times during 2015.

The Environment, Health and Safety Committee

The EHS Committee currently has two members:

●	Mr. Dengler (Chair)
●	Mr. Hochstein

Due to the complexity of uranium exploration and development and mine reclamation and decommissioning, the Board determined that it was appropriate that a former member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the Committee. The fact that a majority of the members are not independent is balanced by the fact

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that the key recommendations of the committee are considered by the full Board. The mining industry, by its very nature, can have an impact on the natural environment and can involve certain risks to employees. As a result, environmental planning and compliance and safety programs must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety and its stakeholders. The EHS Committee met four times during 2015.

Director Education

The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:

● An on-line board portal dedicated exclusively to the Board

In addition to storing meeting materials, Denison’s board portal houses a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.

● Management Presentations to the Board and to Committees

When appropriate, management prepares and presents relevant information to Board members. For instance, at each regular Board meeting, the Chief Executive Officer provides an industry and market update. Similarly, the Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues.

● Third-Party Presentations for the Board

From time to time, a leading Toronto law firm provides topical presentations via webinar to Denison’s Board. In addition, the Company’s external auditor provides education when requested and warranted.

● External Conferences

Directors are encouraged to attend external conferences, seminars and courses at Denison’s expense. The Corporate Secretary notifies Board members of relevant educational opportunities from time to time.

● Updates and Subscriptions

Management distributes updates, newsletters and articles on industry and regulatory information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to regular newsletters on topics of interest for circulation to the Board.

The Corporate Governance and Nominating Committee also coordinates an orientation session for new Board members, covering a range of topics from the role of the Board, its committees and directors to Denison’s business and the uranium business generally.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of CAD$50,000,000, subject to a deductible of CAD$250,000 per occurrence for insured claims including claims under securities laws for which the Company has provided an indemnity. There is no deductible for non-indemnified claims. The premium paid by the Company in 2015 for this coverage is CAD$284,450 for the period from November 1, 2015 to November 1, 2016. No amounts were paid by individual directors and officers for this coverage.

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Director Compensation

Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. When reviewing the Board’s compensation arrangements annually, the Compensation Committee considers the following objectives:

● Board compensation should be competitive to attract talent.	Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is a lot of competition for qualified directors in the mining sector.

● Board compensation should reward directors appropriately.

Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in an increasingly complex regulatory environment.

● Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees and options, coupled with the Share ownership requirement imposed on directors aligns directors’ interests with those of its Shareholders.

● Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

In 2010, the Compensation Committee engaged Towers Watson & Co. to evaluate the Board’s compensation. The Compensation Committee adopted a number of key principles for Denison’s directors’ compensation from the Towers Watson report which the Committee still applies when making compensation decisions:

●	Director compensation must appropriately reward directors for their time commitment and compensate them for the risks and responsibilities which they assume in their roles for the Company.
●	Competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors.
●	Approximately half of directors’ compensation at Denison should be provided in cash and the balance should be by way of equity to provide further incentive to directors.

To achieve these objectives, Denison’s directors receive cash and equity compensation.

The Board’s compensation was again formally assessed and revised in 2015. The Compensation Committee engaged Global Governance Advisors (“GGA”) to assist in the evaluation of the Board’s compensation in comparison to the Company’s peer group, with reference to the “2014 Report on Executive & Board Remuneration” produced by GGA. Having considered the report by GGA and the Company’s current operations, the Compensation Committee concluded that a revision to the Board compensation would be appropriate. The compensation was adjusted to remove compensation for attendance at individual meetings and to reflect the appointment of an executive chairman.

Cash Compensation

In 2015, Denison’s director cash compensation included an annual retainer which varied depending on a director’s role on the Board, an annual chair fee for serving as a committee chair and an annual committee membership fee for serving on a committee of the Board. The quantum of this compensation was set in March 2015, which was updated from the previous fees set in 2012. The table below sets out directors’ retainers and fees in 2015.

Annual Retainer[1]	CAD$
Executive Chairman	100,000
Other directors	30,000

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Committee / Chair Fees	CAD$
Lead Director	10,000
Audit Committee Chair	15,000
Other Committee Chairs	8,500
Committee membership[2]	3,000

Note to Cash Compensation:

1.	No retainer is payable to any director who attends less than 50% of Board meetings.
2.	The EHS Committee chair and members have waived receipt of fees for their services on such committee.

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors. In March 2016, the Company entered into a services agreement with Lundin S.A. to provide certain office and boardroom access and administrative support to directors and officers of Denison that use the Lundin S.A. offices in Geneva, Switzerland, which access and services are most often used by the Company’s Executive Chairman.

Equity Compensation

In addition to cash compensation, Denison compensates its directors through the grant of stock options under Denison’s Stock Option Plan. The Stock Option Plan is described on page 39 of this Circular. The Board believes that option grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance.

In 2015, the Board approved a grant of 50,000 options pursuant to the Stock Option Plan to each non-employee director, which is consistent with the grant made by the Board to each director in 2014, and a grant of 100,000 options pursuant to the Stock Option Plan to the Company’s Executive Chairman.

2015 Director Compensation

The table below sets out what Denison paid to non-employee directors in retainers and fees in 2015.

Name	Fees Earned	Option-based Awards	All Other Compensation	Total
	($)[1]	($)[2]	($)	($)
John H. Craig[3]	28,541	15,213	Nil	43,754

W. Robert Dengler	28,680	15,213	Nil	43,893

Brian D. Edgar	31,886	15,213	Nil	47,099

Ron F. Hochstein[4]	50,515	76,066	74,186	200,767

Joo Soo Park[5]	22,487	15,213	Nil	37,700

Lukas H. Lundin	36,827	15,213	Nil	52,040

William A. Rand	26,398	15,213	Nil	41,611

Catherine J. G. Stefan	41,670	15,213	Nil	56,883

Notes to 2015 Director Compensation:

1.	Compensation was paid in CAD$ and translated into US$ using average annual exchange rate of 1.2785 for 2015.
2.

This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payment.

3.

Mr. Craig resigned as a director effective November 5, 2015. In 2015, the Company incurred legal fees of $548,000 to a law firm of which Mr. Craig is a partner. This amount has not been included in the Fees Earned above, as the amount is not payable to Mr. Craig and does not relate to his directorship.

4.

Mr. Hochstein resigned as President of Denison effective January 13, 2015 and resigned as CEO of Denison effective March 23, 2015. The amount of $74,186 reflected in All Other Compensation above is a combination of $48,114 in salary and $26,072 in other compensation he earned in his roles as President and CEO for the periods ending January 13, 2015 and March 23, 2015, respectively. As in previous years, the “other compensation” earned as an officer of Denison consists of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits.

5.	Mr. Tae-Hwan Kim resigned from the Board of Directors on January 6, 2015 and was replaced by Mr. Park on January 16, 2015. Cash fees payable to Mr. Kim and Mr. Park were paid to a KEPCO affiliate.

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Directors’ Outstanding Option-Based Awards

The table below sets out for each non-employee director all option-based awards outstanding at the end of 2015.

Name	Number of Shares underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in- the- money options (CAD$)[1]
W. Robert Dengler	40,000	3.19	March 10, 2016	Nil
	57,600[3]	5.02	May 18, 2016	Nil
	40,000	1.52	March 8, 2017	Nil
	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
Total	287,600
Brian D. Edgar	40,000	3.19	March 10, 2016	Nil
	40,000	1.52	March 8, 2017	Nil
	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
Total	230,000
Ron F. Hochstein	184,000	3.19	March 10, 2016	Nil
	17,520[5]	1.78	October 6, 2016	Nil
	200,000	1.52	March 8, 2017	Nil
	100,000	1.16	December 5, 2017	Nil
	200,000	1.30	March 10, 2018	Nil
	200,000	1.82	March 5, 2019	Nil
	250,000[4]	1.10	March 6, 2020	Nil
Total	1,151,520
Lukas H. Lundin	40,000	3.19	March 10, 2016	Nil
	40,000	1.52	March 8, 2017	Nil
	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
Total	230,000
Joo Soo Park[2]	50,000	1.10	March 6, 2020	Nil
Total	50,000
William A. Rand	40,000	3.19	March 10, 2016	Nil
	40,000	1.52	March 8, 2017	Nil
	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
Total	230,000

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Catherine J.G. Stefan	40,000	3.19	March 10, 2016	Nil
	57,600[3]	5.02	May 18, 2016	Nil
	40,000	1.52	March 8, 2017	Nil
	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
Total	287,600

Notes to Directors’ Outstanding Option-Based Awards:

1.

Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2015 of CAD$0.70, less the applicable exercise price of the outstanding options. As at December 31, 2015, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

2.	Mr. Joo Soo Park resigned from the Board on January 19, 2016 and was replaced by Mr. Hyung Mun Bae on February 11, 2016. Mr. Park’s options expired on February 18, 2016.
3.

Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Dengler and Ms. Stefan prior to 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle them to acquire the number of Shares noted above.

4.

Mr. Hochstein received a grant of options in recognition of his services as President and CEO prior to resigning those roles in January 6, 2015 and March 23, 2015, respectively, in addition to the options received for his role as Executive Chairman of Denison at the time of this grant.

5.

The Company acquired JNR on January 31, 2013 pursuant to a plan of arrangement. Pursuant to the plan of arrangement, holders of JNR options to acquire JNR shares were issued replacement options to acquire Shares under the Stock Option Plan. Mr. Hochstein was issued options to acquire Shares pursuant to the Stock Option Plan in exchange for his JNR options which he held as a director of that company.

6.

Mr. Craig received options during his tenure as director with the Company, including a grant of options in 2015, but all such options expired 30 days after his resignation from the board on November 5, 2015.

Value Vested or Earned in 2015

The following table sets out for each non-employee director the value of the Company’s option- based equity plan compensation vested or earned during the financial year ended December 31, 2015. The Company has no non-equity incentive plan compensation for non-employee directors.

Name	Option-based awards Value vested during the year[1] (CAD$)
John H. Craig	(24,000)

W. Robert Dengler	(24,000)

Brian D. Edgar	(24,000)

Ron F. Hochstein	(96,000)

Lukas H. Lundin	(24,000)

Joo Soo Park[2]	Nil

William A. Rand	(24,000)

Catherine J.G. Stefan	(24,000)

  Note to Value Vested or Earned in 2015:

1.

The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2015 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.

2.	Mr. Joo Soo Park resigned from the Board on January 19, 2016 and was replaced by Mr. Hyung Mun Bae on February 11, 2016. Mr. Park’s options expired on February 18, 2016.

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Share Ownership Requirement

The Board has adopted a Share ownership requirement for its members. It provides that all non- employee directors must own a requisite number of Shares by the later of five years from becoming a non-employee director or March 7, 2013, being the date on which the Share ownership requirement was increased. In 2015, directors were required to own Shares with a cost equal to three times the value of their annual director retainers. The Board has exempted nominees of KEPCO, the Company’s largest shareholder, from this requirement. In 2015, all directors to whom the Share ownership requirement applied in 2015 held a sufficient number of Shares. Stock options do not count toward directors’ Share ownership requirements.

Loans to Directors

As of March 23, 2016, Denison and its subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

Executive Compensation

This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (“NEOs”). The table below sets out Denison’s NEOs for the 2015 financial year.

Denison NEOs for 2015
NEO	Position(s) during 2015	Basis
David D. Cates	President & Chief Executive Officer (March 2015 to present); President & Chief Financial Officer (to March 2015); and Vice President Finance & Chief Financial Officer (to January 2015);	The Chief Executive Officer qualifies as an NEO under Canadian securities laws.
Ron F. Hochstein[1]	Executive Chairman (January, 2015 to October, 2015); President (until January, 2015) and Chief Executive Officer (until March 2015)	The Chief Executive Officer qualifies as an NEO under Canadian securities laws.
Mac McDonald	Vice President Finance & Chief Financial Officer	The Chief Financial Officer qualifies as an NEO under Canadian securities laws.
Steve Blower[2]	Vice President, Exploration	Mr. Blower was one of the three most highly compensated officers, excluding the CEO and the CFO, at the end of the year
Peter Longo	Vice President, Development	Mr. Longo was one of the three most highly compensated officers, excluding the CEO and the CFO, at the end of the year
Michael Schoonderwoerd	Vice-President, Controller	Mr. Schoonderwoerd was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Note:

1.

Ron Hochstein was no longer an NEO of the Company effective March 2015, but continued to serve as a director of the Company throughout 2015. For disclosure regarding his compensation earned during the year ended December 31, 2015, see “Director Compensation” above.

2.	Mr. Blower resigned from Denison to pursue other interests effective November 2015.

The Objectives of the Company’s Compensation Program

Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success in the uranium market.

In support of its goal, Denison’s executive compensation program has three objectives:

1.	Align the interests of its executive officers with the long-term interests of the

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Company and its Shareholders.
2.	Link compensation to the performance of both the Company and the executive.
3.	Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk

When determining an executive’s compensation package, the Compensation Committee seeks to balance annual performance incentives, which are awarded based on success against pre- established short-term corporate and individual goals, with long-term incentive payments, including stock option grants under Denison’s Stock Option Plan, to drive longer term performance. In doing so, the Compensation Committee considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

●	Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when awarding the individual performance component of the annual bonus;
●	Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus;
●

Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

●	Considering individual performance against set objectives when determining the quantum of any stock option grants to executives;
●

Setting standard vesting terms on stock option grants which align optionees’ interests with longer term growth of the Company, using 12-month and 24-month vesting provisions and five year option terms;

●	Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and
●	Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

● Benchmarking and Executive Incentive Bonus Plan review

The Compensation Committee undertakes a comparative review of Denison’s compensation practices annually against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

● Establishing objectives to measure performance

The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

● Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.

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● Determining compensation packages

The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all stock option grants.

Compensation Consultant Advice

In connection with the appointment of a new President and CEO in 2015, with the appointment of Mr. Cates, Denison retained the services of Global Governance Advisors (“GGA”) to review the compensation of the President and CEO and to provide insight regarding market best practices for CEO severance provisions and one-time equity awards upon promotion.

Benchmarking

Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Denison’s target compensation position is the median against a peer group of similar type and size of Canadian mining companies.

The Compensation Committee undertook a benchmarking review of Denison’s executive officer salaries in 2015, referring to the “2014 Report on Executive & Board Remuneration” produced by GGA. After analyzing the report, the Compensation Committee concluded that Denison’s executive officer salaries and bonuses and director remuneration were in line with the comparative groups as summarized in such report.

Executive Compensation-Related Fees

A fee of CAD$16,800 was paid to GGA for services rendered to the Company in 2015.

Compensation Framework

The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives

Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board has approved the Bonus Plan for Denison’s CEO, CFO and Vice-Presidents. Depending on an executive’s position within the Company, his or her bonus represents a varying percentage of his or her target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary

CFO – up to 50% of base salary

VP – up to 40% of base salary

The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:

Corporate performance is based on quantitative performance measures, while the individual component is both qualitative and quantitative.

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1.	Corporate performance
2.	Individual performance

Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders. For the purposes of this assessment, industry return is assessed with reference to the Global X Uranium ETF, an investment fund listed on NYSE Arca.

The annual target for SR is set at the beginning of the year and determined by the CEO in consultation with the Compensation Committee. The actual Corporate Performance Measures will be determined at the end of the fiscal year and measure performance for that year. The allocation of the Corporate Performance measure is SR 50% and SRI 50%.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison’s annual business objectives. They include health, safety and environment metrics, budget cost control and resource growth. For example, if in any year the Company suffers a fatality at any of its operations worldwide, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Individual performance measures may also include personal development goals, such as team building, human resources, personal development, and long-term objective achievement.

Each year, the CEO meets with the executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

Bonus Weighting and Proportions

The following table below provides information about the performance measure categories and their weight for each executive.

	Corporate (%)	Individual (%)
CEO	70	30

CFO	60	40

VP	50	50

Finally, for each Performance Measure, there are three levels of achievement:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%

CFO	Up to 30%	40%	50%

VP	Up to 20%	30%	40%

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Long-Term Incentives

Stock option grants to executives play an important role in helping Denison meet the objectives of its compensation program. Stock options reward long-term growth and an appreciation in Share price thus creating Shareholder value. Additionally, stock option grants are commonplace in the Canadian mining industry and an important part of keeping Denison’s compensation competitive with that of its peers.

Denison’s Stock Option Plan is described in detail on page 39 of this Circular. The Compensation Committee has approved a Stock Option Grant Policy, which provides for a uniform granting practice for eligible employees at Denison.

Under Denison’s policy, stock option grants are made annually following the release of year end results. Stock options continue to be priced in accordance with the Stock Option Plan and the Company’s Disclosure Policy. Half of the options granted vest on the first anniversary of the grant, with the remainder vesting on the second anniversary of the grant. All options granted under the policy have a five year term.

The magnitude of a grant for an employee is based on an employee’s level of responsibility and ability to impact the Company’s results and, pursuant to an amendment to the Grant Policy approved by the Compensation Committee in March 2015, the policy now incorporates performance from the prior year into the option grants for Denison’s executives.

2015 NEO Compensation Results

The Board reviewed Denison’s 2015 performance and the analysis and recommendations of the Compensation Committee, including the Compensation Committee’s assessment of competitiveness of salaries with Denison’s peer group, and approved the following decisions on executive compensation for 2015.

Base Salaries

Mr. Cates became President and Chief Financial Officer on January 13, 2015. Effective March 23, 2015 and concurrently with the appointment of Mr. McDonald as Chief Financial Officer, Mr. Cates became President and Chief Executive Officer. As a result of the appointments, his salary was set at CAD$250,000, subject to review after 6 months. After review by the Committee, Mr. Cates’ salary was subsequently increased to CAD$270,000 effective January 1, 2016.

Mr. McDonald was appointed Vice President Finance and Chief Financial Officer effective March 23, 2015 and his salary was set at CAD$205,000, which the Committee considered to be competitive within Denison’s peer group.

Mr. Schoonderwoerd was appointed Vice President Controller on January 1, 2013. In 2015, Mr. Schoonderwoerd’s salary was set at CAD$187,000.

Mr. Longo joined the Company as Vice President Development in November 2014, with a salary of CAD$235,000, which remained at that level for 2015.

Mr. Blower held the position of Vice President Exploration until his resignation in November 2015. His annual salary in 2015 was set at CAD$237,800.

Compensation upon termination for the NEOs is discussed in detail on page 37 of this Circular.

Long Term Incentives

Denison’s NEOs each received annual stock grants in March 2015 in accordance with Denison’s Stock Option Grant Policy. In addition, certain officers were given a one-time special option grant in recognition of their work on Company projects in the year and continued commitment to the Company. Both option grants are detailed in the Outstanding Option-Based Awards Table on page

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36 of this Circular. There were no options held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

Annual Performance Incentives

Four of Denison’s five NEOs for 2015 were eligible to receive a bonus for the year in accordance with the Company’s Bonus Plan. Mr. Blower was no longer an employee of the Company when bonus entitlements were being considered for 2015, and was therefore not eligible for a bonus.

2015 Corporate Performance

As explained earlier in this Circular, Corporate Performance Measures are assessed by looking at Shareholder Return (SR) and Shareholder Return Relative to Industry (SRI).

The Compensation Committee had set a target of 10% SR for 2015. When it considered the Company’s performance, it determined that Denison’s SR for the year was -38.1%. Under the circumstances, the Compensation Committee determined that no bonus be paid on account of SR.

The Compensation Committee also assessed NEOs bonus eligibility in the area of SRI. Using the agreed bench mark for measuring industry performance, the Compensation Committee noted that the return on Global X ETF was quoted at -38.4% with the Company’s SRI at -46.2%. Given this information, the Compensation Committee agreed that no bonus be paid on account of SRI.

2015 Individual Performance

In March 2015, the Board of Directors approved individual objectives for Mr. Cates upon the recommendation of the Compensation Committee. This past month, the Compensation Committee assessed Mr. Cates’ performance against these objectives to calculate his entitlement under the Bonus Plan.

The Committee determined that Mr. Cates had substantially completed his objectives with the following analysis:

Objective		Assessment
1. Continue to dynamically expand the Company’s strategic resource base and continue to upgrade the Company’s exploration portfolio	✓	•	Obtained financing for 2016 exploration program with closing of CAD$15 million bought deal private placement of flow-through Shares in May 2015.
		•	Completed conceptual study of Gryphon and Phoenix co-development project for Wheeler River, followed by the initiation of a preliminary economic assessment in fall 2015.
		•	Completed maiden NI 43-101 resource estimate for the Gryphon deposit at Wheeler River, for which a technical report was filed in December 2015.
		•	Pursued merger with Fission Uranium Corp., which achieved strong support from the Company’s Shareholders.

2. Complete the sale or shutdown of the Mongolian asset in 2015	✓

A definitive agreement was reached for the sale of the Mongolian assets, which sale closed on November 30, 2015. Received US$1.25 million in initial proceeds, with the potential to receive an additional US$12 million in contingent proceeds subject to the granting of applicable mining licenses and/or the achievement of certain performance milestones by the purchaser.

3. Complete the divestiture of the African portfolio at a value that is accretive to shareholders	In progress	While work continued on the potential sale of the Company’s African portfolio throughout 2015, no sale was completed.

4. Meet or surpass operating plan / budget objectives	✓	The Company generally performed in accordance with its budget plan for 2016, with the exception of the costs associated with the attempted merger with Fission.

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5. Continue investor relation and stakeholder relation activities to ensure investors are well informed and that Denison’s stakeholder relationships are maintained	✓

The Company continued to focus on ensuring the Shareholders remained informed of corporate developments, in line with past practice, as well as more extraordinary efforts to engage with Shareholders with respect to the attempted merger with Fission.

6. Continue to pursue opportunities to monetize and cost-share lower priority properties	In progress	Due to market conditions and a significant lack of capital for the junior uranium exploration market, there were few opportunities to monetize or cost-share properties.

7. Continue to instill a culture of 100% regulatory EH&S compliance	✓	Strong Environment, Health and Safety reports continue to speak to Denison’s overall commitment to a culture of 100% regulatory and environmental compliance.

8. Continue to instill a culture of 100% ethical business conduct and zero tolerance	✓	The introduction of the Company’s Anti-Bribery policy in August 2015 speaks to Denison’s continued commitment to maintaining a culture of 100% ethical business conduct.

Each of the other NEO’s eligible for a bonus for 2015 set individual performance objectives for 2015, and the Compensation Committee assessed their performance against these objectives for determining entitlement under the Bonus Plan.

In looking at Mr. McDonald’s performance over 2015, the Compensation Committee determined that Mr. McDonald met or exceeded his bonus targets on the majority of his objectives. Among targets which he surpassed, Mr. McDonald (a) managed the implementation of the Company’s Anti-Bribery policy and a compliance program related to the Corruption of Foreign Public Officials Act, as well as the design and deployment of reporting procedures related to the Extractive Sector Transparency Measures Act; (b) managed budget cost control of the corporate general and administrative expenses, bringing such costs more than 3% under budget; and (c) successfully participated in and dealt with the financial management of corporate development activities entered into during the year.

The Compensation Committee concluded that Mr. Longo outperformed against the majority of his objectives in 2015. Mr. Longo oversaw and reinvigorated the operations of Denison Environmental Services, which ended the year generating CAD$240,000 in cash flow after reclamation and capital expenses from an original budgeted loss of CAD$630,000. Mr. Longo was also determined to have exceeded his objectives relating to (a) the completion of an internal conceptual study related to the co-development of the Phoenix and Gryphon deposits on the Wheeler River property, and (b) cost control on operations for which he is responsible.

The Compensation Committee also considered Mr. Schoonderwoerd’s performance in 2015 against his objectives. Mr. Schoonderwoerd continued to advance an objective of developing a culture of coaching through appropriate delegation of work to, and proactive mentorship of, the finance team. In addition, Mr. Schoonderwoerd provided valuable support towards the reporting requirements associated with the attempted merger with Fission Uranium Corp. During the year, Mr. Schoonderwoerd also progressed towards achieving objectives related to cash management and reporting capabilities as well as improved cost and variance analysis reporting.

All four NEOs who are eligible under the Bonus Plan were recognized as exceeding their objectives in 2015 relating to health and safety as the Company had no lost time accidents and was 100% compliant with applicable environmental and health and safety laws and regulations.

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Based on the foregoing, the assessment of the following NEOs’ bonus entitlement was:

Executive	Corporate Calc/Max	Individual Calc/Max	Total Calc/Max
David Cates	0.0%/56.0% $0.00	15.9%/24.0% $31,091	15.9%/80.0% $31,091

Mac McDonald	0.0% / 30.0% $0.00	13.2% / 20.0% $21,165	13.2% / 50.0% $21,165

Peter Longo	0.00% / 20.0% $0.00	15.8% / 20.0% $29,041	15.8% / 40.0% $29,041

Michael Schoonderwoerd	0.00% / 20.0% $0.00	6.1% / 20.0% $8,846	6.1% / 40.0% $8,846

Notes on NEO Bonus Entitlement:

1.	For all of the NEOs, the bonus entitlement is calculated in CAD$ and translated into US$ using the 2015 average annual exchange rate of 1.2785.

It was determined by the Board, on a recommendation from the Compensation Committee, that the bonus entitlements be paid to the NEOs by way of an additional special stock option grant rather than cash payments.

Executive	Calculated Bonus	Value per Option[1]	Options Granted
David Cates	CAD$39,750	CAD$0.20	198,750
Mac McDonald	CAD$27,060	CAD$0.20	135,300
Peter Longo	CAD$37,130	CAD$0.20	185,650
Michael Schoonderwoerd	CAD$11,310	CAD$0.20	56,550

Notes on NEO Bonus Entitlement Special Stock Option Grant:

1.	The options were valued at CAD$0.20 per Share, calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payment.

Performance Graph

The following graph compares the cumulative total shareholder return for CAD$100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the TSX S&P/TSX Composite Index for the same period.

The Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars. The Shares trade on the TSX under the symbol “DML”.

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 32 -

Cumulative Value of CAD$100 Investment

Data supplied by the TSX.

Note to Performance Graph:

1.

Denison sold its U.S. Mining Division to EFR on June 29, 2012. In consideration for this sale, Denison Shareholders were issued 1.106 common shares of EFR for each Share held, while still retaining their interest in Denison (subsequent to which EFR completed a 50:1 share consolidation). The performance graph does not reflect the value of that distribution.

Five-Year Trend in NEO Total Compensation

Compared to Denison Cumulative Value of CAD$100 Investment

To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2012 through 2015 on the same basis as is currently disclosed in the “Summary Compensation Table” below, using the fiscal year 2011 as a base amount for comparing changes in compensation over time.

Denison Share data supplied by the TSX.

Note to Compensation Trend Graph:

1.

Denison sold its U.S. Mining Division to EFR on June 29, 2012. In consideration for this sale, Denison Shareholders were issued 1.106 common shares of EFR for each Share held, while still retaining their interest in Denison (subsequent to which EFR completed a 50:1 share consolidation). The performance graph does not reflect the value of that distribution.

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 33 -

The annual compensation in the table above reflects total compensation for the CEO and the four other NEOs disclosed each year, rather than compensation from 2011 to 2015 for the current NEOs who may not have been NEOs in prior years.

The total compensation for Ron Hochstein, Mr. Cates’ predecessor, is included in the above table. When Ron Hochstein, Mr. Cates’ predecessor, became CEO in 2009, he did not immediately receive a pay increase despite the increased role and responsibility with that position. Rather, his base salary was adjusted over two years, with an increase of 20% in the first year and 9% in the second year, thereby bringing his base salary within the range of Denison’s peers by 2011. In 2012, Mr. Hochstein volunteered to reduce his base salary by 13.9% as part of the Company’s transition from a uranium producer to an exploration and development company. His salary remained at the same level throughout 2013, 2014 and the relevant portion of 2015, while his total compensation decreased largely due to the decrease in the overall size of Mr. Hochstein’s bonus.

The total compensation of each of Mr. Cates and Mr. James Anderson, each of whom were formerly Chief Financial Officer of the Company, is included in “Other NEO Pay” from 2013 to 2015 and 2010 to 2012, respectively. Like Mr. Hochstein’s salary, Mr. Anderson’s base salary was similarly adjusted between 2009 and 2011 for the purposes of retention. Mr. Anderson’s salary was increased approximately 22% over the course of those two years bringing him in line with his peers. This increase is reflected in the compensation trend above. Mr. Cates became CFO on January 1, 2013, at which time he was paid a base salary approximately CAD$116,000 less than his predecessor. The Compensation Committee did not make any adjustment to Mr. Cates’s base compensation in 2014, except for a minor cost of living increase of 1.1%.

In connection with his promotion to President and CEO in 2015, the Compensation Committee approved a 33.9% increase in Mr. Cates’ salary, increasing it to CAD$250,000.

When Mr. McDonald was appointed CFO on March 23, 2015 his salary was set at CAD$205,000.

Denison’s other NEOs experienced moderate increases in their salaries up to 2011, largely reflective of peer bench marking, to ensure that the Company was able to attract and retain executives with the appropriate experience and skill. With the sale of Denison’s US Mining Division in 2012, two long-standing executives whose compensation is included in “Other NEO Pay” from 2010 to 2012 left the Company. At the same time, Mr. Blower joined the Company, keeping the trend of total compensation in “Other NEO Pay” relatively unchanged between 2012 and 2014. The Compensation Committee did not increase any other NEO salaries for 2014 or 2015, except for cost of living increases. Denison’s disappointing SR and SRI performance (as discussed above) negatively impacted the size of bonuses of Denison’s NEOs.

Mr. Longo joined the Company in 2014, and his compensation was set at CAD$235,000. No adjustment was made to his salary in 2015.

Compensation of Named Executive Officers

The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years. None of the NEOs received any share-based awards or any non-equity awards under a long-term incentive plan. The Company does not have any defined benefit or actuarial plans for active employees. Each of the NEOs is paid in Canadian dollars. The amounts shown in the table have been converted to US dollars based on the average exchange rate for the applicable year.

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 34 -

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option-based awards[1] ($)	Non-equity Annual Incentive Plans[2] ($)	All other compensation[3] ($)	Total compensation[4] ($)

David D. Cates[5] President and CEO	2015 2014 2013	195,542 164,762 169,936	75,475 61,076 45,121	31,091 39,538 50,910	17,158 17,741 15,676	319,266 283,117 281,643

Mac McDonald[6] Vice President, Finance & CFO	2015 2014 2013	124,016 n/a n/a	42,677 n/a n/a	21,165 n/a n/a	12,592 n/a n/a	200,450 n/a n/a

Steve Blower Vice President, Exploration	2015 2014 2013	162,763 212,766 228,200	30,122 55,036 46,249	n/a 40,434 59,620	336,838[7] 25,445 19,342	529,723 333,681 353,411

Michael Schoonderwoerd Vice President, Controller	2015 2014 2013	145,552 160,190 165,081	33,841 41,612 31,021	8,846 25,631 34,410	17,279 17,753 19,130	205,518 245,186 249,642

Peter Longo Vice President, Development	2015 2014 2013	183,809 35,461 n/a	36,275 n/a n/a	29,041 n/a n/a	11,024 1,928 n/a	260,149 37,389 n/a

Notes to Summary Compensation Table:

1.

This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. See “Additional Information about the Stock Option Plan” beginning on page 39 of this Circular. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payments since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in CAD$ and translated into US$ using the exchange rate of: (i) 1.2785 for 2015; (ii) 1.1045 for 2014; and (iii) 1.0298 for 2013. Reference is made to the disclosure regarding the Company’s Stock Option Plan in Note 21 in the Consolidated Financial Statements for the Year Ended December 31, 2015 available on SEDAR at www.sedar.com.

2.

These amounts were earned in the fiscal year noted and were paid in the following fiscal year. For 2015, in lieu of cash payments, the Company provided an additional special stock option grant on account of NEO 2015 bonuses. See page 32 of this Circular for more details of the options granted.

3.

These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of All Other Compensation, in 2015, 2014 and 2013, respectively as applicable, as follows (i) for Mr. Cates: $7,822, $6,591, $6,798; (ii) for Mr. McDonald: $4,961; (iii) for Mr. Longo: $7,352, $1,418; (iv) for Mr. Schoonderwoerd: $8,556, $8,010, $8,253; and (v) for Mr. Blower: $8,138, $9,397, $9,128.

4.	Compensation was paid in CAD$ and translated into US$ using average annual exchange rates of (i) 1.2785 for 2015; (ii) 1.1045 for 2014; and (iii) 1.0298 for 2013.
5.

Mr. Cates was Vice President, Finance & Tax and CFO in each of 2013 and 2014 and was appointed President and Chief Executive Officer effective January 13, 2015 and March 23, 2015, respectively, which led to an increase in his compensation over that received in 2013 and 2014.

6.	Mr. McDonald joined Denison effective March 23, 2015.
7.	Mr. Blower resigned in November 2015, in connection therewith he received $313,954 in severance, in accordance with the terms of his employment agreement.

Incentive Plan Awards

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. The Company does not have a share-based incentive plan.

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 35 -

Outstanding Option-Based Awards

The following table sets out for each NEO the number and value of options outstanding on December 31, 2015.

Name	Number of Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options (CAD$)[1]
David D. Cates	25,000	3.19	March 10, 2016	Nil
	32,000	1.52	March 8, 2017	Nil
	80,000	1.30	March 10, 2018	Nil
	91,000	1.82	March 5, 2019	Nil
	155,000	1.10	March 6, 2020	Nil
	200,000	0.55	November 6, 2020	30,000
Total	583,000

Mac McDonald	103,000	1.01	March 20, 2020	Nil
	100,000	0.55	November 6, 2020	15,000
Total	203,000

Peter Longo	82,000	1.10	March 6, 2020	Nil
	80,000	0.55	November 6, 2020	12,000
Total	162,000

Steve Blower[2]	85,000	1.38	August 31, 2017	Nil
	82,000	1.30	March 10, 2018	Nil
	82,000	1.82	March 5, 2019	Nil
	99,000	1.10	March 6, 2020	Nil
Total	348,000

Michael Schoonderwoerd	48,000	3.19	March 10, 2016	Nil
	28,800[3]	5.02	May 18, 2016	Nil
	55,000	1.52	March 8, 2017	Nil
	55,000	1.30	March 10, 2018	Nil
	62,000	1.82	March 5, 2019	Nil
	74,000	1.10	March 6, 2020	Nil
	80,000	0.55	November 6, 2020	12,000
Total	402,800

Notes for Outstanding Option-Based Awards:

1.

Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2015 of CAD$0.70, less the applicable exercise price of the outstanding options. As at December 31, 2015, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

2.	Mr. Blower’s options expired unexercised on February 13, 2016, being 90 days after his resignation.
3.

Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Schoonderwoerd in 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle him to acquire the number of Shares noted above.

Value Vested or Earned during 2015

The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2015 for each NEO.

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 36 -

Name	Option-based awards Value vested during the year[1] (CAD$)	Non-equity incentive plan compensation – Value earned during the year[2] ($)

David D. Cates	(42,360)	31,091

Mac McDonald	Nil	21,165

Peter Longo	Nil	29,041

Steve Blower	(39,360)	n/a

Michael Schoonderwoerd	(28,920)	8,846

Notes for Value Vested or Earned During 2015:

1.

The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2015 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.

2.

Compensation was earned in CAD$ and translated into US$ for disclosure herein using an average annual exchange rate of 1.2785. The NEO 2015 non-equity bonus entitlements were settled by way of a special stock option grant in 2016. See page 32 for more details.

Loans to Executives

As of March 23, 2016, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

Compensation on Termination

Messrs. McDonald, Longo and Schoonderwoerd all had similar written executive employment agreements with the Company at the end of the financial year, which set out their rights in the event of termination, including termination without cause or termination by the executive for “Good Reason” (as defined below).

Upon termination of the employment agreement by either party for any reason, the NEO shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that the NEO’s employment is terminated (a) by the Company for a reason other than just cause or (b) by the NEO in the event of a Good Reason, the NEO will be entitled to a payment equal to 18 months salary and a bonus payment in an amount equal to the bonus payment earned by such NEO for the fiscal year ending immediately prior to the effective date of termination.

Pursuant to Mr. Cates’ executive employment agreement with the Company, upon termination of the employment agreement by either party for any reason, Mr. Cates shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that Mr. Cates’s employment is terminated (a) by the Company for a reason other than just cause or (b) by Mr. Cates in the event of a Good Reason, Mr. Cates will be entitled to (i) a payment equal to 24 months salary, (ii) a bonus payment in an amount equal to the bonus payment earned by Mr. Cates for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equivalent to 19% of the amount determined pursuant to (i) as compensation for discontinued benefits.

In each contract, a Good Reason means:

●	the assignment of any duties inconsistent with the status of the executive’s assigned office or a material alteration in the executive’s duties, responsibilities, status or reporting relationship;
●	a reduction in the executive’s annual base salary;
●	requiring the executive to be based in a different location;
●	any other events or circumstances which would constitute a constructive dismissal at common law; or

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 37 -

●

a “change of control” of the Company. A “change of control” means (i) the acquisition of control or direction by any holder of the voting rights of 50% or more of the Shares, (ii) a cessation of the incumbent directors constituting a majority of the Board when the incumbent directors do not recommend or approve of the replacement directors, or (iii) the approval by the Shareholders of a business arrangement (such as an amalgamation, arrangement or merger) not approved by the Board which results in the current Shareholders immediately thereafter not holding more than 50% of the Shares; the liquidation, dissolution or winding up of the Company; or the sale, lease or other disposition of all or substantially all of the assets of the Company.

Pursuant to the Company’s Stock Option Plan, subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Stock Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Pursuant to the employment agreements for each of Messrs. Cates, McDonald, Longo and Schoonderwoerd, if the NEO’s employment agreement is terminated by the Company without cause or by the NEO for Good Reason, any of such NEO’s unvested stock options will automatically vest and all stock options held by the NEO will be exercisable for a 90-day period.

Mr. Blower resigned in November 2015, in connection therewith he received $313,954 severance (comprised of $279,022 in separation pay and $34,932 in bonus payment), in accordance with the terms of his employment agreement.

The table below is a summary of the compensation that would have been paid to the other NEOs if any of them had been terminated on December 31, 2015 and includes situations of termination without cause and termination without cause in the event of a change of control.

Name	Separation Pay ($)	Bonus Payment ($)	Value of Options[1,2] ($)	Payment in lieu of Benefits ($)	Total ($)
David D. Cates

• Termination without cause	391,083	34,157	21,676	37,153	484,069

• Termination in the event of a change of control	391,083	34,157	21,676	37,153	484,069
Mac McDonald

• Termination without cause	240,516	Nil	10,838	Nil	251,354

• Termination in the event of a change of control	240,516	Nil	10,838	Nil	251,354
Peter Longo

• Termination without cause	275,714	Nil	8,671	Nil	284,385

• Termination in the event of a change of control	275,714	Nil	8,671	Nil	284,385
Michael Schoonderwoerd

• Termination without cause	219,398	22,143	8,671	Nil	250,212

• Termination in the event of a change of control	219,398	22,143	8,671	Nil	250,212

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 38 -

Notes to Termination Payouts:

1.

Option values have been calculated using the closing price of the Shares on the TSX on December 3 1, 2015 of CAD$0.70, less the applicable exercise price of the outstanding options. Amounts have been translated into US$ using the December 31, 2015 closing exchange rate of 1.3840 for illustrative purposes.

2.

All options vest immediately if employment is terminated for a reason other than just cause or a Good Reason and are exercisable for a 90-day period. The value shown represents the incremental value of the NEOs’ unvested options as at December 31, 2015.

3.	Amounts would be payable in CAD$, and have been translated into US$ using average an annual exchange rate of 1.2785 for 2015 for illustrative purposes.

Denison’s Stock Option Plan

Denison has implemented a fixed number share option plan (the “Stock Option Plan” or the “Plan”) under which a maximum of 39,670,000 Shares have been authorized for issuance. The Plan was first implemented in 1997, and was amended and updated (after shareholder and regulatory approval was obtained) in 2006 and then again in 2013.

The purpose of the Stock Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Stock Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Stock Option Plan:

●	A maximum of 39,670,000 Shares are currently authorized for issuance under the Plan.
●

Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Stock Option Plan.

●

Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

●

Grants are typically done annually for all eligible employees. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

●

If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon a change of control. See “Compensation on Termination” starting on page 37 for more information. The Stock Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

●

The Stock Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Stock Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Stock Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

●	The following kinds of changes require Shareholder approval under the terms of the Stock Option Plan:
✓

any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares

✓	any change that increases the number of categories of people who are eligible to

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 39 -

receive options, if it could increase the participation of insiders
✓	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants
✓	the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve
✓	the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison
✓	discontinuance of the Stock Option Plan
✓

any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Stock Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

●	No change to the Stock Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Stock Option Plan.
●

The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Stock Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

●	The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

On March 23, 2016, there were an aggregate of 7,827,264 options outstanding. As at December 31, 2015, the number and price of Shares to be issued under the Stock Option Plan was as follows:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (as at December 31, 2015) (a)	Weighted – Average Exercise Price of Outstanding Options (as at December 31, 2015) (b)	Number of Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding Shares reflected in (a)) (as at December 31, 2015)[1]
Equity Compensation Plans Approved by Shareholders[2]	7,074,459[3,4]	CAD$1.56	26,279,075
Equity Compensation Plans Not Approved by Shareholders	N/A	N/A	N/A

Notes:

1.

The aggregate number of Shares that may be issued pursuant to the Stock Option Plan, as amended, may not exceed 39,670,000. As at December 31, 2015, 13,390,925 options had been granted (less cancellations) since the Stock Option Plan’s inception in 1997.

2.

Reference is made to the disclosure regarding the Stock Option Plan in Note 21 in the Consolidated Financial Statements for the Year Ended December 31, 2015 which are available in the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

3.

In 2006, the Company assumed DMI’s Legacy Plan (defined below). In 2013, the Company issued replacement options to Fission employees pursuant to the plan of arrangement, 831,374 of which were outstanding at the end of the year as explained below.

4.	This represents approximately 1.4% of the Shares outstanding on December 31, 2015.

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Legacy Option Plans

In connection with some of the transactions involving the Company, Denison has assumed the stock option plans of the entity acquired. The following are the plans assumed by Denison under which options were still outstanding at December 31, 2015:

The DMI Legacy Plan

In 2006, DMI combined its business with IUC to form today’s Denison. As part of that business combination, the Company agreed to assume all of DMI’s obligations under its legacy stock option plan of DMI. As a result, DMI option holders received 2.88 Shares for each DMI option exercised according to its terms at the time of grant. This business combination also resulted in the automatic vesting of all DMI options outstanding on December 1, 2006. On December 1, 2006, an aggregate of 1,411,115 options were outstanding under the DMI Legacy Plan, which were restated as 4,064,011 Denison options. No further grants can be made under the DMI Legacy Plan. By December 31, 2015, an aggregate 248,360 DMI options were outstanding and, during the financial year ended December 31, 2015, no Shares were issued on account of the exercise of DMI options.

The Fission Legacy Plan

On April 26, 2013, Denison acquired Fission Energy Corp. by way of a plan of arrangement. Pursuant to the plan of arrangement, holders of Fission options to acquire Fission shares exchanged their Fission options for replacement options to acquire Shares which automatically vested upon issuance. On April 26, 2013, an aggregate of 1,985,035 Fission replacement options were issued. No further grants of Fission replacement options can be made. By December 31, 2015, an aggregate 831,374 Fission replacement options were outstanding and, during the financial year ended December 31, 2015, an aggregate of 7,100 Shares were issued on account of the exercise of Fission replacement options.

Interest of Informed Persons in Material Transactions

No informed person, including any director, proposed director or executive officer of the Company, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Additional Information

Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related MD&A for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1:

●	The Company’s 2015 Annual Report, containing the Company’s consolidated financial statements and related MD&A for its year ended December 31, 2015;
●	Any subsequently filed quarterly report; or
●	The Company’s most recent Annual Information Form or Form 40-F.

Approval

The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.

By Order of the Board of Directors,
Lukas Lundin
Chairman

2016 DENISON MANAGEMENT INFORMATION CIRCULAR	- 41 -

APPENDIX A

MANDATE OF THE BOARD, POSITION DESCRIPTIONS

AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. recognizes the importance of adopting a written mandate and for developing position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), involving the definition of the limits to management’s responsibilities, and has adopted the following amended terms of reference effective March 9, 2016. On at least an annual basis, the Corporate Governance and Nominating Committee shall review and assess the adequacy of this mandate and make a recommendation to the Board regarding updating or amending the same.

1.           MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a)         The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, responsibility for the following matters:

(i)

to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)          the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management; (v) adopting a communications policy for the Company; and
(vi)	the Company’s internal control and management information systems.

(b)         The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)         At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet once per year to discuss the Company’s matters.

(d)         The Company, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Company has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)         All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Company’s business.

(f)          The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

(g)         Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:

(i)             the appropriate size of the Board, with a view to facilitating effective decision making; (ii) what competencies and skills the Board, as a whole, should possess; and

(iii)	what competencies and skills each existing director possesses.

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2.           POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, AND THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a)          Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)          The Chair of the Board, if independent, or the Lead Director will:

(i)	act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;
(ii)	provide leadership for the Board’s independent directors;
(iii)

organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;

(iv)	ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;
(v)	determine, in consultation with the Board and management, the time and places of the meetings of the Board;
(vi)

manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:

o	ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
o	ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
o	ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
o	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis: and
o	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
(vii)	ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;
(viii)

co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(ix)	preside as chair of each meeting of the Board;
(x)	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board; and
(xi)

act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c)           Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)	organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)	ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(iv)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

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(v)	co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(vi)	provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;
(vii)	preside as chair of each meeting of the Committee; and
(viii)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(d)           The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Company and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Company so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.             LIMITS ON THE CEO’S AUTHORITY

(a)           Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Company has the responsibility and authority to transact any business or approve any matter:

(i)	in the ordinary course of business of the Company; and
(ii)	that is not in the ordinary course of business of the Company, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company; and

(b)           In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Company and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company.

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Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1 T 416 979 1991 F 416 979 5893 www.denisonmines.com TSX: DML NYSE MKT: DNN